Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

Global Leadership in Market Intelligence Driving Growth through Innovation and Execution July 11, 2005

Safe Harbor Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 This document contains certain forward-looking information about IMS Health Incorporated ("IMS"), VNU N.V. ("VNU") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS' financial statements into IFRS and the results of the reconciliation of VNU's results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS' various reports with the Securities and Exchange Commission ("SEC"), including but not limited to IMS' Annual Report on Form 10-K for the year ended December 31, 2004 and IMS' Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU's Annual Report for the year ended December 31, 2004, which is available at the SEC's Internet site (http://www.sec.gov).

Additional Information and Where to Find It This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from IMS' Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU's Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. Participants in Solicitation IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS' participants is set forth in the proxy statement, dated March 23, 2005, for IMS' 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU's participants is set forth in VNU's Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS' and VNU's participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC. Regulation G Legend This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation. Transaction Disclosure

Strategic Overview Rob van den Bergh Innovation and Execution David Carlucci Integration and Synergies Nancy Cooper Financial Summary Rob Ruijter Summary Rob van den Bergh

Global Leadership In Market Intelligence VNU + Global leadership in market intelligence The world's leading marketing information, media measurement and business information company The world's leading provider of information and consulting solutions to the pharmaceutical and healthcare industries Creating and expanding growth opportunities worldwide =

Transaction Summary Offer to IMS $28.10 per share (1) Shareholders: - $11.25 in cash - 0.60415 VNU share for each IMS share Transaction Value: $6.6 billion (€5.5 billion) equity value; $7.0 billion (€5.8 billion) enterprise value Resulting Ownership: 65% VNU / 35% IMS shareholders Listing: Euronext Amsterdam / NYSE Key Combined Financial - CEPS accretive in year 1 including synergies (2) Information: - Revenues €4.7 billion ($5.6 billion) (3) - EBITDA €1.1 billion ($1.3 billion) (3) - EBITDA Margin 23% (3) Based on closing price of VNU on July 8, 2005. Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization. Combined figures exclude synergies. VNU based on 2004 annual report (pro forma for divestiture of World Directories in 2004); IMS based on 2004 annual report. VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP. Pro forma financial figures presented might therefore be materially different if the companies financial information were presented in the same accounting principles.

Capitalizing on Major Trends Clients increasingly demand intelligence, analytics and insights in addition to highest quality data Global presence, scale and capabilities Need to understand consumer behavior continues to grow for all businesses Demand for Insights Global Scale Requirement Need to Understand Consumer

Broadens offering capabilities Expands and and builds upon consulting and services offerings Facilitates expansion into new segments of healthcare Provides global scale benefits in key activities and processes Recognizes immediate and long-term value Adds high growth, highly profitable business Accelerates development of consulting and services model Creates meaningful synergies Strengthens leadership team Accretive to CEPS in year 1 including synergies (1) ROIC > WACC in 3-5 years VNU IMS Creating Shareholder Value Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization.

Transformation of VNU Revenue: €4,680 million ($5,593 million) (1)(2) 7/01 Marketing Information 39% Media Measurement & Information 20% Business Information 13% Healthcare Market Intelligence 28% Revenue: € 2,427 ($2,900 million) (1) Consumer Magazines 27% Business Information 22% Newspapers 16% Educational Publishing 2% Directory Information 16% Market Information 17% 1998 Business Mix New Merged Company Over the past seven years, VNU has transformed from a diversified publisher into a leader of market intelligence (1) Based on U.S.$ / € exchange of 1.195 as of July 8, 2005. (2) Combined figures exclude synergies. VNU based on annual report (pro forma for divestiture of World Directories in 2004); IMS based on 2004 annual report. VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP. Pro forma financial figures presented might therefore be materially different if the companies financial information were presented in the same accounting principles.

Merged Management Team Supervisory Board Executive Board CEO Rob van den Bergh Deputy CEO and COO David Carlucci Marketing Information Media Measurement & Information Healthcare Market Intelligence Chief Transformation Officer Nancy Cooper IT Corporate Development Integration CFO Rob Ruijter Corporate Controlling Treasury Investor Relations Tax Business Information HR Legal

Strategic Overview Rob van den Bergh Innovation and Execution David Carlucci Integration and Synergies Nancy Cooper Financial Summary Rob Ruijter Summary Rob van den Bergh

Business Information €0.6B ($0.7B)(1) 2,600 employees 11 countries Market leadership in strong industries Combining capabilities to create new opportunities Capitalizing on consulting and services model Ability to offer clients global reach Common business processes Marketing Information €1.8B ($2.2B)(1) 27,000 employees 110 countries Media Measurement & Information €0.9B ($1.1B)(1) 8,800 employees 60 countries Healthcare Market Intelligence €1.3B ($1.6B)(1) 6,400 employees 105 countries Global Leader in Market Intelligence (1) Denotes 2004 revenues.

Global Clients Trust VNU and IMS VNU & IMS clients have common business issues Optimizing their return on investment Expanding in the global marketplace Responding to heightened consumer influences Operating in highly competitive environments

Overview of IMS World's leading provider of market intelligence to the pharmaceutical and healthcare industries $1.6 billion in revenues for 2004 Over 60% of revenues outside U.S. More than 6,000 employees in over 100 countries Tracks over 1 million brands, daily

Invest in Data and Analytics Accelerate Growth in Consulting and Services Develop New Markets and Audiences IMS Strategy for Growth

IMS: A Strong Global Franchise #1 Global Market Position Strength of Client Base Global Scale and Coverage Leadership Position Strong Revenue Growth High Free Cash Flows High Return on Invested Capital Strong EBITDA Margins: 33% Financial Model * From continuing operations without Cognizant Technology Solutions Adjusted EPS*

Broad Capabilities for Growth Promotional effectiveness Advertising effectiveness Media planning Promotional effectiveness Pricing and reimbursement Launch and brand management Sales force effectiveness Promotional effectiveness Business intelligence Marketing mix optimization Launch management Media ratings - TV, Internet Advertising spending Box office Product placement Prescription and over-the-counter tracking Doctor behavior and prescriptions Therapeutic class insights Consumer goods tracking Consumer behavior and attitudes Demographics Media Healthcare Consumer Products Media Measurement & Information Healthcare Market Intelligence Marketing Information Market Information & Analysis Consulting & Services

Assess market share performance and promotional effectiveness Prescription market share of antihistamines Prescription promotional spending Direct-to-consumer effectiveness Over-the-counter market share Over-the-counter promotional spending Consumer impressions Demographics IMS: Back of Store Integrated view of market share and promotional spending for prescription and over-the-counter products VNU: Front of Store Example: Product Manager of OTC Antihistamine

Example: Pharma Brand Executive Launch of new chronic-care, patented ethical drug Product efficacy Pricing and reimbursement strategy Physician attitudes Prescription share tracking Product perceptions Forecasting acceptance Pricing sensitivity Promotion response Consumer awareness IMS: The Physician Integrated view of patient and physician dynamics in successfully launching prescription products VNU: The Consumer

A Compelling Combination Dramatically enhances value to our existing clients Expands consulting and services Benefits from common business processes Creates significant opportunities for new audiences and new markets Capitalizes on trends in the marketplace

Strategic Overview Rob van den Bergh Innovation and Execution David Carlucci Integration and Synergies Nancy Cooper Financial Summary Rob Ruijter Summary Rob van den Bergh

Disciplined Approach to Integration Create global processes to improve business performance Assign functional and regional leaders Staff to achieve results Taking advantage of joint experience Integrating assets across all businesses Build repeatable consulting and services capabilities Deliver revenue and cost synergies ....to deliver results Implement a new approach...

Data Assets Data can be used across businesses Consulting and Services Client Coverage IT / Production Infrastructure Common processes can be utilized Integrating the Businesses Consulting adds to value propositions Common Processes Acquisitions

Media Healthcare Consumer Products Media Measurement & Information Healthcare Market Intelligence Marketing Information Data can be Used Across Businesses Combine Over-the-Counter + Prescription Data Combine Doctor + Consumer Panels + Media Ratings Integrate BASES Forecasting Tool Combine Doctor + Consumer Panels Market Information & Analysis

Media Healthcare Consumer Products Media Measurement & Information Healthcare Market Intelligence Marketing Information Combine Over-the-Counter + Prescription Data Combine Doctor + Consumer Panels + Media Ratings Combine Doctor + Consumer Panels Consulting & Services Consulting Adds to Value Propositions Comprehensive therapeutic class view Direct-to-Consumer advertising effectiveness and ROI Drug launch forecasting and resource allocation Broader view of prescription decision drivers

Data Across Businesses €125M ($150M) Geographic Depth New Customer Opportunities Expansion of Consulting & Services €110M ($130M ) Regional Corporate IT / Production €85M ($100M) Synergy Overview Revenue Cost EBITDA Note: Represent synergies expected be realized by year 3.

Strategic Overview Rob van den Bergh Innovation and Execution David Carlucci Integration and Synergies Nancy Cooper Financial Summary Rob Ruijter Summary Rob van den Bergh

O O O O O O O (1) Cash EPS defined as EPS before merger related and restructuring expenses and intangible amortization. (2) Based on Dutch GAAP; IFRS metric under review. VNU's Merger with IMS: Consistent with Criteria Strategic Be a leader in marketing and media information Strong strategic fit with existing businesses: non-cyclical, recurring revenue businesses Focused, high-growth company with leading positions Financial Expected to be accretive to cash EPS in year 1 including synergies(1) Return on invested capital on cash-on-cash basis in excess of WACC within 3 - 5 years Significant opportunity for value creation with positive NPV based on conservative, market tested assumptions Maintain EBITDA to Net Interest Expense within 6.0x - 8.0x(2)

Attractive Geographical and Business Mix of Combined Company Source: VNU based on 2004 VNU annual report (pro forma for divestiture of WD); IMS based on 2004 IMS annual report. VNU financial figures in Dutch GAAP; IMS financial figures in U.S. GAAP. Pro forma financial figures presented might therefore be different if the companies were presented in the same accounting principles. €1,080MM ($1,295MM) €4,680MM ($5,590MM) 2004 Revenue by Geography 2004 EBITDA By Business EBITDA Margin: 23% Healthcare Market Intelligence

Transaction Value and Implied Multiples $6,982 €5,844 Transaction Value 100 84 Minority Interest $315 €264 Net Debt (3/31/05) $6,567 €5,496 Equity Value 233.7 233.7 Diluted Shares Outstanding $28.10 €23.52 Offer Price per Share USD EUR (Amounts in millions, except per share data) Transaction Value / 2005E IMS EBITDA ($560MM - $580MM)(1) Offer Price/2005E IMS Adjusted EPS ($1.29 - $1.35)(1) 20.8x - 21.8x 12.0x - 12.5x Note: Based on exchange rate of $1.195 per €1.00. Diluted shares based on treasury stock method. (1) 2005E EBITDA based on equity research consensus; 2005E adjusted EPS based on IMS management guidance. Adjusted EPS from continuing operations, adjusted for legal fees, gains from investments and tax provisions.

Financing Plan and Capital Structure Implications Approximately 60% of consideration in VNU equity; 40% in cash 136.4 million new VNU shares issued €2.1 / $2.5 billion total cash consideration to IMS holders Net Debt at closing of approximately €3.3 billion, or 2.8x 2005E pro forma EBITDA Pro forma EBITDA to Net Interest Expense to remain within 6.0x - 8.0x under Dutch GAAP

Financing Plan and Capital Structure Implications (Cont'd) Stock repurchase program of up to €500 million Company is targeting to be below 3.0x Net Debt / EBITDA on an ongoing basis Dividends will be at least equal to existing policy Reporting in IFRS with U.S. GAAP reconciliation Trading on Euronext Amsterdam and NYSE with a full ADR listing

Summary of Financial Combination Benefits Annual revenue synergies target of at least €125 million ($150 million) by year 3 Expect approximately 20% weighted average EBITDA margin, or €25 million ($30 million) in EBITDA Annual cost synergies of at least €85 million ($100 million) by year 3, approximately one third realized in year 1 Effective tax rate expected to be in the mid-20% range in the coming years One-time cost of up to €150 million ($180 million) in 2006/2007 in connection with merging operations

Estimated Timeline to Completion September: - File merger proxy with SEC October - November: - File offering documents with AFM September - December: - SEC/AFM review period - Hart-Scott-Rodino, EU and other regulatory review period Q1 2006: - Shareholder vote for each of IMS and VNU - Close transaction

Strategic Overview Rob van den Bergh Innovation and Execution David Carlucci Integration and Synergies Nancy Cooper Financial Summary Rob Ruijter Summary Rob van den Bergh

A Global Leader Leader in market intelligence in three key industries: Consumer Packaged Goods Healthcare Media and Entertainment Compelling business model World-class leadership team Creating shareholder value

Global Leadership in Market Intelligence Driving Growth through Innovation and Execution